UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated September 30, 2010.

Press Release

ABB resolves Foreign Corrupt Practices Act issues and will pay a total of $58.3 million

Zurich, Switzerland, September 30, 2010 — Today, ABB announced settlements of anti-bribery investigations conducted by the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”).  ABB Ltd and ABB Inc. will pay a total of $58.3 million in disgorgement, prejudgment interest and penalties to the DOJ and the SEC to resolve charges arising from payments related to projects in Mexico.

ABB Ltd initiated these matters in a voluntary disclosure to the DOJ and SEC beginning in 2005.  This settlement also covers the Oil for Food program investigation in which ABB cooperated.  The charges involved ABB Inc.’s Network Management business unit in Sugar Land, Texas performing contracts in Mexico from 1997 to 2005 and certain subsidiaries performing contracts under the U.N. Oil for Food program in Iraq from 2000-2004.  The payments related to the resolution of these matters will have no additional impact on ABB’s EBIT and net income.

ABB Inc. pled guilty to one count of conspiracy to violate the anti-bribery provisions of the U.S.  Foreign Corrupt Practices Act (“FCPA”) and one count of violating the anti-bribery provision of the FCPA.  ABB Ltd has agreed to a deferred prosecution agreement, which includes provisions related to the involvement of a subsidiary in Jordan in the Oil for Food program.  In the related SEC proceeding, ABB Ltd settled civil charges of FCPA bribery, books and records, and internal controls violations based on the conduct of the Sugar Land business unit and the conduct of certain subsidiaries participating in the Oil for Food program.

ABB has cooperated fully with the DOJ and SEC and has put in place a global comprehensive compliance and integrity program the DOJ has said “may become a benchmark for the industry.”  In lieu of an external compliance monitor, the DOJ and SEC have agreed to allow ABB to report on its continuing compliance efforts and the results of the review of its internal processes for a three-year period going forward.  The DOJ settlement expressly recognizes ABB’s “extraordinary cooperation” and “extensive investigation.”

Diane de Saint Victor, General Counsel ABB said: “We are pleased to announce today that the DOJ and SEC FCPA investigations of the matters included in our disclosures since 2005 are behind us.  ABB is committed to fostering a culture where integrity is woven into the fabric of everything we do.  We want integrity embedded in our people, our businesses and processes.  This means acting responsibly as individuals and as a company.  We regularly evaluate our culture of integrity, and will continue raising the bar relentlessly.”

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

For more information please contact:

Media Relations:	Investor Relations:
Wolfram Eberhardt, Thomas Schmidt	Switzerland: Tel. +41 43 317 7111
(Zurich, Switzerland)	USA: Tel. +1 203 750 7743
Tel.: +41 43 317 6568	investor.relations@ch.abb.com
media.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: September 30, 2010	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance